SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated March 10, 2017 - Neovasc Announces TSX Symbol Change to NVCN

Document 1

Neovasc Announces TSX Symbol Change to NVCN

NASDAQ: NVCN
TSX: NVC

VANCOUVER, March 10, 2017 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that effective at the opening of trading on Monday, March 13, 2017, shares of Neovasc will commence trading on the Toronto Stock Exchange ("TSX") under the symbol NVCN.

Following this change, the Company's TSX and Nasdaq Stock Market symbols will be the same.  No action is required to be taken by current shareholders in connection with the change.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the U.S., Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/10/c6795.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 10-MAR-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: March 10, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer